Exhibit 99.1

FOR IMMEDIATE RELEASE

Amber International Holding Limited Reports 2024 Full Year
Unaudited Financial Results and Highlights Strategic Developments

Singapore, April 28, 2025 – Amber International Holding Limited (Nasdaq: AMBR) (“Amber International”, “we,” “us,” or the “Company”), a leading provider of institutional crypto financial services and solutions and operating under the brand name “Amber Premium”, today announced unaudited financial results for the year ended December 31, 2024.

On March 12, 2025, the Company completed its previously announced merger with Amber DWM Holding Limited (“Amber DWM”), the digital wealth management business of Amber Group. The transaction was carried out via a merger between Amber DWM and Overlord Merger Sub Ltd., a wholly owned subsidiary of the Company. As part of this transaction, Amber DWM became a wholly owned subsidiary of the Company. The merger followed the signing of a definitive agreement on November 29, 2024, which was subsequently amended through a waiver and framework agreement dated March 12, 2025.

In connection with the merger, the Company changed its name from iClick Interactive Asia Group Limited to Amber International Holding Limited. The Company’s American Depositary Shares (“ADSs”) began trading on the Nasdaq under the new ticker symbol “AMBR” on March 13, 2025.

“This listing represents a major milestone for Amber International, providing us with a robust capital markets platform to scale our institutional crypto financial services and solutions globally,” said Wayne Huo, CEO and Director of Amber International. “The legacy of iClick as a public company provided a strong foundation of governance and transparency, enabling a seamless transition to a listed crypto financial firm.”

“As a public company headquartered in Singapore, Amber International is focused on building a secure, efficient, and compliant ecosystem for institutional investors and high-net-worth individuals to thrive in digital asset markets,” he continued. “With a deep product pipeline and strong client momentum, we are poised to support the full lifecycle of institutional crypto engagement.”

Financial Highlights for the Year Ended December 31, 2024

The financial results discussed below reflect the Company’s legacy operations in marketing solutions and enterprise solutions in Asia and do not include the performance of Amber DWM Holding Limited, which merged with the Company post year-end.

Prior to the merger, the Company completed the disposal of two businesses in mainland China: the enterprise solutions business on September 23, 2024, and the demand-side marketing solutions business on November 27, 2024. As a result, these businesses were deconsolidated from the Company’s financial statements, and their results are reflected as discontinued operations in the consolidated financial statements in accordance with applicable accounting standards. Historical financial results are adjusted for comparative purposes.

	Year Ended December 31,
	2024	2023	Percentage change
	(US$ in thousands, except per share data)
Financial Metrics:
Revenue from continuing operations
Marketing Solutions	23,528	27,036	(13)%
Enterprise Solutions	9,278	9,015	3%
Total revenue from continuing operations	32,806	36,051	(9)%
Gross profit from continuing operations	16,747	19,081	(12)%
Net loss from continuing operations	(24,006)	(13,683)	N/M
Net loss from discontinued operations	(5,104)	(25,187)	N/M
Diluted net loss from continuing operations per American Depositary Shares (“ADS”)	(2.61)	(1.33)	N/M

Full Year of 2024 Results:

Revenue in 2024 was US$32.8 million, compared with US$36.1 million for the full year of 2023. Revenue from Marketing Solutions declined by US$3.5 million to US$23.5 million in 2024, compared with US$27.0 million for 2023, which was resulted from clients’ tightened budget on advertising due to uncertainty in the macro-economic environment. Revenue from Enterprise Solutions was US$9.3 million in 2024, improved from US$9.0 million in 2023 due to the increasing demand for digital transformation and services.

Gross profit in 2024 was US$16.7 million, compared with US$19.1 million in 2023. Gross profit margin was relatively stable at 51.0% for 2024, compared with 52.9% for 2023.

Total operating expenses were US$34.1 million in 2024, increased from US$30.7 million in 2023. The change was primarily due to non-recurring consultancy, legal and other professional service fees for our restructuring and merger preparation in 2024, partially offset by (i) our tighter cost controls, which resulted in reduction of staff cost and savings on promotional expenses, and (ii) the decline in impairment of long-lived assets in 2024.

Other losses, net, were US$7.2 million in 2024, increased from US$2.3 million in 2023. It was mainly due to the increase of impairment loss on our long-term investments, non-recurring losses on restructuring, and exchange loss in 2024, partially offset by the gain from the disposal of discontinued operations.

Net loss from continuing operations was US$24.0 million in 2024, compared with the net loss of US$13.7 million in 2023, as a result of the foregoing.

Net loss from continuing operations attributable to the Company’s shareholders per basic and diluted ADS in 2024 was US$2.61, compared with a net loss attributable to the Company’s shareholders per basic and diluted ADS of US$1.33 in 2023.

Net loss from discontinued operations was US$5.1 million in 2024, compared with the net loss of US$25.2 million in 2023. The change was mainly because the financial results of loss-making discontinued operations were deconsolidated after the Disposals, and the gain on disposal of discontinued operations amounting to US$2.6 million in 2024.

As of December 31, 2024, the Company (with continuing operations) had cash and cash equivalents, time deposits and restricted cash of US$19.6 million, compared with US$41.3 million as of December 31, 2023. The Company repaid bank borrowing, net of US$35.0 million for the restructuring in 2024.

Recent Developments and Strategic Updates

Following the completion of the merger in March 2025, Amber International is executing a focused strategy to strengthen its leadership in institutional crypto finance.

The Company is enhancing its compliance-first, scalable platform to better serve the evolving needs of institutions and high-net-worth individuals globally. Strategic priorities for 2025 include continued expansion into the tokenization of real-world assets (RWA), enhancement of its institutional-grade product suite, and the rollout of a refined go-to-market strategy across core financial hubs. These efforts are supported by a broadened geographic footprint, with a particular focus on regulated markets in Asia and the Middle East.

As previously announced, Sparrow Tech Private Limited (Sparrow), a Major Payment Institution (MPI) licensed under the Payment Services Act by the Monetary Authority of Singapore, has recently integrated into Amber International Holding Limited following the approval from the Monetary Authority of Singapore, a milestone in executing our strategic priorities. Effective April 30, 2025, Sparrow will operate under the new brand name Amber Premium Singapore, further reinforcing the Company’s regulated presence in Asia.

These developments mark the beginning of a new chapter for the Company as it expands its institutional digital asset business under the Amber Premium brand.

Amber DWM Financial Snapshot

In addition, the following summarized the financial figures of Amber DWM for the first half of 2024, second half of 2024 and full year of 2024.

(US$ in thousands)	Six-month period ended June 30, 2024	Six-month period ended December 31, 2024	Year ended December 31, 2024
Revenue	19,021	23,411	42,432
Gross profit	12,003	14,641	26,644
Operating profit	1,058	4,077	5,135

“We are glad to announce that our Board of Directors has approved a US$10 million crypto reserve plan signalling our strategic commitment to digital assets,” said Josephine Ngai, CFO of Amber International. “With surplus capital available, we view crypto holdings as an effective way to strengthen our balance sheet. This US$10 million allocation serves as a prudent trial and we plan to diligently roll out this initiative in coming quarters to support our growth and long-term value creation in the evolving crypto sector.”

Outlook

Based on the information available as of the date of this press release, the Company provides the following outlook for Amber Premium only in the first quarter of 2025:

First Quarter 2025:

•	Amber Premium’s Revenue is estimated to be between US$12.5 million and US$13.5 million

The above outlook is based on current market conditions and reflects the Company’s preliminary estimates of market and operating conditions, expected foreign exchange fluctuation, and customer demand, which are all subject to change. Please also refer to the factors set out under the section titled “Safe Harbor Statement.”

Conference Call

The Company will host an earnings conference call at 8:00 AM U.S. Eastern Time on April 28, 2025 (8:00 PM Singapore time on April 28, 2025). Participants are asked to use one of the following teleconferencing numbers to participate in the call and reference the ID number 13753493. The Company requests that participants dial in 10 minutes before the conference call begins.

Participant Dial-in Numbers:

Toll Free: 1-877-407-0784

Toll/International: 1-201-689-8560

The conference call will also be available via a live webcast at
https://viavid.webcasts.com/starthere.jsp?ei=1717116&tp_key=f464eb896f

Replay Dial-in Numbers:

Toll Free: 1-844-512-2921

Toll/International: 1-412-317-6671

Replay Pin Number: 13753493

A replay of the call will be available on Monday, April 28, 2025, after 12:00 PM ET through Monday, May 12, 2025 at 11:59 PM ET.

The Company’s earnings release and investor presentation will be available shortly after issuance in the Investor Relations section of Amber International's website at https://ir.ambr.io.

About Amber International Holding Limited

Amber International Holding Limited (Nasdaq: AMBR), operating under the brand name "Amber Premium", is a leading provider of institutional crypto financial services and solutions. A subsidiary of Amber Group, Amber Premium delivers institutional-grade market access, execution infrastructure, and investment solutions to help institutions and high-net-worth individuals optimize their digital asset portfolios. The firm offers a regulated, scalable financial ecosystem powered by proprietary blockchain and financial technologies, AI-driven risk management, and quantitative algorithms across CeFi, DeFi, and OTC markets. Learn more at www.ambr.io.

Safe Harbor Statement

This announcement contains forward-looking statements within the meaning of the safe harbor provisions of the Private Securities Litigation Reform Act of 1995. All statements other than statements of historical fact in this announcement are forward-looking statements. These forward-looking statements are inherently uncertain, and shareholders and other potential investors must recognize that actual results may differ materially from the expectations as a result of a variety of factors. Such forward-looking statements are based upon management’s current expectations and include known and unknown risks, uncertainties and other factors, many of which are hard to predict or control, that may cause the actual results, performance, or plans to differ materially from any future results, performance or plans expressed or implied by such forward-looking statements. Such risks and uncertainties include, but are not limited to: (i) the risk that the Company may not obtain the regulatory approval in relation to DWM Asset Restructuring in a timely manner or at all and may need to continue relying on the intercompany service agreements to receive the economic benefits of the WFTL Assigned Contracts; (ii) risks related to the performance of the amendment, waiver and framework agreement, including the expected timing and likelihood of receipt of the regulatory approvals contemplated therein; (iii) the risk that the Company’s business lines are nascent, not fully proven by market and subject to material legal, regulatory, operational, reputational, tax and other risks in the jurisdictions where it operates; (iv) the risk of declining prices of digital assets and reduced transaction volumes conducted by the Company; and (v) regulatory and market risks related to cryptocurrencies and digital assets and in the jurisdictions where the Company operates. Further information regarding these and other risks is included in the Company’s annual report on Form 20-F and other filings with the SEC. Investors can identify these forward-looking statements by words or phrases such as "may," "will," "expect," "anticipate," "aim," "estimate," "intend," "plan," "believe," "potential," "continue," "is/are likely to" or other similar expressions. The Company undertakes no obligation to update forward-looking statements to reflect subsequent occurring events or circumstances, or changes in its expectations, except as may be required by law. Although the Company believes that the expectations expressed in these forward-looking statements are reasonable, it cannot assure you that such expectations will turn out to be correct, and the Company cautions investors that actual results may differ materially from the anticipated results.

Media & Investor Contacts

In Asia:
Amber International Holding Limited
Serena Wang
Phone: +65 6022 0228
E-mail: pr@ambr.io | ir@ambr.io | amber@paradigmconsulting.com.hk

In the United States:
International Elite Capital Inc.
Annabelle Zhang
Tel: +1 (646) 866-7928
E-mail: amber@iecapitalusa.com

(financial tables follow)

AMBER INTERNATIONAL HOLDING LIMITED

Unaudited Condensed Consolidated Statements of Comprehensive Loss

(US$’000, except share data and per share data, or otherwise noted)

	Year Ended December 31,
	2024	2023
Continuing operations
Revenue	32,806	36,051
Cost of revenue	(16,059)	(16,970)
Gross profit	16,747	19,081

Operating expenses
Research and development expenses	(878)	(923)
Sales and marketing expenses	(7,118)	(17,280)
General and administrative expenses	(26,058)	(10,838)
Impairment of long-lived assets	(53)	(1,684)
Total operating expenses	(34,107)	(30,725)
Interest expense	1,083	1,162
Interest income	(511)	(193)
Other losses, net	(7,210)	(2,299)
Loss from continuing operations before share of loss from an equity investee and income tax expense	(23,998)	(12,974)
Share of losses from an equity investee	(76)	(61)
Loss before income tax expense	(24,074)	(13,035)
Income tax credit/(expense)	68	(648)
Net loss from continuing operations	(24,006)	(13,683)
Net loss attributable to non-controlling interests	71	103
Net loss attributable to the Company’s ordinary shareholders	(23,935)	(13,580)
Discontinued operations
Loss from operations of discontinued operations	(7,666)	(25,188)
Income tax (expense)/credit	(23)	1
Gain on disposal of discontinued operations	2,585	—
Net loss from discontinued operations	(5,104)	(25,187)
Net loss attributable to non-controlling interests	32	77
Net loss from discontinued operations attributable to the Company’s ordinary shareholders	(5,072)	(25,110)

Net loss	(29,110)	(38,870)
Net loss attributable to the Company’s ordinary shareholders	(29,007)	(38,690)

Net loss from continuing operations	(24,006)	(13,683)
Other comprehensive loss:
Change in net retirement benefits plan – prior service cost	—	(32)
Foreign currency translation adjustment, net of US$nil tax	3,749	482

Comprehensive loss from continuing operations	(20,257)	(13,233)
Comprehensive loss from continuing operations attributable to non-controlling interests	2,736	163
Comprehensive loss from continuing operations attributable to the Company’s ordinary shareholders	(17,521)	(13,070)

	Year Ended
	December 31,
	2024	2023
Net loss from discontinued operations	(5,104)	(25,187)
Other comprehensive income:
Foreign currency translation adjustment, net of US$nil tax	—	(485)

Comprehensive loss from discontinued operations	(5,104)	(25,672)
Comprehensive loss from discontinued operations attributable to non-controlling interests	32	69
Comprehensive loss from discontinued operations attributable to the Company’s ordinary shareholders	(5,072)	(25,603)

Comprehensive loss attributable to the Company’s ordinary shareholders	(22,593)	(38,673)

Net loss from continuing operations per ADS attributable to the Company’s ordinary shareholders
— Basic	(2.61)	(1.33)
— Diluted	(2.61)	(1.33)

Net loss from discontinued operations per ADS attributable to the Company’s ordinary shareholders
— Basic	(0.55)	(2.46)
— Diluted	(0.55)	(2.46)

Net loss per ADS attributable to the Company’s ordinary shareholders
— Basic	(3.17)	(3.78)
— Diluted	(3.17)	(3.78)

Weighted average number of ADS used in per share calculation:
— Basic	9,161,391	10,223,660
— Diluted	9,161,391	10,223,660

AMBER INTERNATIONAL HOLDING LIMITED

Unaudited Condensed Consolidated Balance Sheets

(US$’000, except share data and per share data, or otherwise noted)

	As of December 31, 2024	As of December 31, 2023
Assets
Current assets
Cash and cash equivalents, time deposits and restricted cash	19,639	41,264
Accounts receivable, net of allowance for credit losses of US$2,633 and US$1,434 as of December 31, 2024 and December 31, 2023, respectively	10,020	13,535
Other current assets, net of allowance for credit losses of US$1,376 and US$23 as of December 31, 2024 and December 31, 2023, respectively	18,939	11,516
Discontinued operations	—	93,488
Total current assets	48,598	159,803

Non-current assets
Other assets	999	3,596
Discontinued operations	—	305
Total non-current assets	999	3,901

Total assets	49,597	163,704

Liabilities and equity
Current liabilities
Accounts payable	5,192	4,462
Bank borrowings	1,933	1,965
Other current liabilities	26,340	20,212
Discontinued operations	—	93,433
Total current liabilities	33,465	120,072

Non-current liabilities
Other liabilities	1,750	1,647
Discontinued operations	—	733
Total non-current liabilities	1,750	2,380

Total liabilities	35,215	122,452

Equity
Ordinary shares – Class A (US$0.001 par value; 80,000,000 shares authorized as of December 31, 2024 and December 31, 2023, respectively; 39,344,526 shares and 44,477,356 shares issued and outstanding as of December 31,2024 and December 31, 2023, respectively)	39	45
Ordinary shares – Class B (US$0.001 par value; 20,000,000 shares authorized as of December 31, 2024 and December 31, 2023, respectively; 5,034,427 shares issued and outstanding as of December 31, 2024 and December 31, 2023, respectively)	5	5
Treasury shares (3,011,702 shares and 6,398,614 shares as of December 31, 2024 and December 31, 2023, respectively)	(32)	(28,656)
Other reserves	13,011	65,731
Total equity attributable to equity holders of the Company	13,023	37,125
Noncontrolling interests	1,359	4,127

Total equity	14,382	41,252

Total liabilities and equity	49,597	163,704